Filed by: Origin Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BT Holdings, Inc.

Origin Bancorp Announcement

Thursday, February 24, 2022, 11:00 AM Eastern

CORPORATE PARTICIPANTS

Chris Reigelman - Investor Relations

Drake Mills - Chief Executive Officer

Steve Brolly - Chief Financial Officer

Jim Crotwell - Chief Risk Officer

Preston Moore - Chief Credit and Banking Officer

Lance Hall - President and CEO of Origin Bank

1

PRESENTATION

Operator

Good morning and welcome to the Origin Bancorp, Inc. Acquisition of BT Holdings, Inc. Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero.

After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star then one on your touchtone phone. To withdraw from the question queue, please press star then two. Please note this event is being recorded.

I would know like to turn the conference over to Chris Reigelman, head of Investor Relations. Please go ahead.

Chris Reigelman

Good morning. Thank you for joining us today. Earlier this morning, we announced the signing of a definitive merger agreement with BT Holdings, Inc. You can find an investor presentation that provides additional information of the acquisition on our website. We may reference this presentation, however, it is intended only to supplement today’s conversation.

Before we get started, be reminded that some of our comments regarding future results or future financial performance may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend all such comments to be covered by the safe harbor provisions for forward-looking statements contained in the act. Please review the forward-looking statement disclaimer and safe harbor language in today’s press release and investor presentation, which are both available on our website.

I’m joined this morning by Origin Bancorp’s Chairman, President, and CEO Drake Mills; our Chief Financial Officer Steve Brolly; President and CEO of Origin Bank Lance Hall; our Chief Risk Officer Jim Crotwell; and our Chief Credit and Banking Officer Preston Moore. Following comments from Drake, we will open the line for questions. The call is yours, Drake.

Drake Mills

Thanks, Chris. Today is a special day. It’s a special day for Origin and BTH, two companies that were founded in the early 1900s only 190 miles from each other in Choudrant, Louisiana and Quitman, Texas, where relationships were the foundation of business; two companies that have an unwavering commitment to employees, customers, communities, and shareholders. This partnership is a cultural fit, a geographical fit, and a financial fit all in one.

I’m going to get into the details as to why this is the right opportunity for Origin, but I can’t help but to think back to when we shared our story during our IPO in 2018. Specifically, we talked about seven key strategies for our company: that we had a strong deposit franchise and would be a dynamic organic grower; that we were ready to scale and leverage our investments in infrastructure; that we had a strategy of driving low cost funding in North Louisiana to build earning assets in the strong growth markets of Houston, Dallas, and Fort Worth; that we had a low expense environment in North Louisiana to drive operational efficiency; that we would continue to execute on our lift-out strategy; that we would drive up profitability in Texas through scaling earning assets; and finally, we would implement an opportunistic M&A strategy.

Origin Bancorp Announcement

Thursday, February 24th, 2022, 11:00 AM Eastern

2

I’m extremely proud of what we have accomplished. I’m proud that what we said we would do is exactly what we delivered. Through this process, I’ve had the pleasure of getting to know Lori Sirman and Jay Dyer, who do an incredible job of leading BTH. I’m excited that they’ll be joining our executive team, enhancing our Texas franchise even more. This is truly a cultural fit for us, and it starts with Lori and Jay and how they’ve continued the legacy of Bob Dyer and his fresh and unique approach to community banking.

This acquisition gives Origin meaningful expansion across the I-20 corridor and East Texas while adding depth to our team in DFW. We believe we have an incredible opportunity to add to what BTH is building in the deposit rich East Texas markets. BTH has proven over a short time how impactful they have been in DFW. Our collective team should continue to show strong growth as we move forward together.

Pro forma, Origin will be a top 30 deposit market share bank in the entire state of Texas and top 20 in Dallas-Fort Worth. Both of our companies have shown compound annual low growth rates of over 20% for the past decade in Texas. We are accelerating our growth in the best state in the country to do business.

I’ve talked about the culture and geographical fit, and I’m just as pleased with the financial aspects of this deal. With double-digit earnings accretion, a minimally dilutive earn-back of just over two years, an internal rate of return of over 20%, this is a financially compelling transaction. Our capital ratios will continue to be strong upon completion of this transaction, and we will maintain our strategic mindset when it comes to deploying capital as we continue to grow across our footprint.

I’m very proud of all those who have been involved in making this deal come together. These are two heritage rich companies who are committed to building long-term valued relationships. We are linked together through the I-20 corridor but, most importantly, we’re interconnected through our culture and humble roots.

We will now open the call for questions.

QUESTION AND ANSWER

Operator

We will now begin the question and answer session. To ask a question, you may press star then one on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw from the question queue, please press star then two.

The first question is from Matt Olney of Stephens. Please go ahead.

Matt Olney

Hey, thanks. Good morning, guys.

Drake Mills

Morning, Matt.

Matt Olney

Want to ask more about BT Holdings. And their presence, it sounds like, was East Texas and DFW. Love to hear more about the profile and maybe the breakdown of their loans and deposits and where they fall into, whether East Texas or the DFW market. And then within DFW, obviously Origin has been there for a number of years. Just talk more about those two franchises and the DFW market similarities and differences. Thanks.

Origin Bancorp Announcement

Thursday, February 24th, 2022, 11:00 AM Eastern

3

Drake Mills

Yes, Matt. It’s amazing, when you look at these two companies and at the people behind these companies, the stories are incredibly similar. When you look at their deposit base, that’s 67--well, let’s say 65% East Texas, 35% Dallas, and the loan side of just the inverse, 65%-35% Dallas or DFW and East Texas, very similar to what we’ve done through the years. We have [technical difficulties] from the deposit standpoint [technical difficulties].

Okay. Matt, and I apologize. It seems like every call we have some operational issues. Anyway, I don’t know if you heard what I was saying. But the similarities of these two companies and the people that are involved in them and their approach to how they have built these markets are very similar to what we’ve done through the years.

When you look at their customer base and what Jay Dyer has been able to do in the Dallas and Fort Worth markets with his team and his leadership, it’s amazing that we have very little overlap in the clients and customers that we serve versus who they serve. So, this is expanding the footprint in the Dallas and Fort Worth markets in a big way.

But yet, in the same time, their portfolio mix is very similar to ours. I’m pleased that they had a 50% C&I portfolio. It brings the total portfolio mix for the pro forma company to 41%, very, very pleased with that. There’s not very many institutions in Texas that have that kind of presence on the C&I side.

So, again, very similar to what we’ve been able to do in Dallas and Fort Worth with low-cost deposits in a more rural market. Now, I’m not going to say Longview and Tyler are rural, but certainly Quitman and their markets have very similar aspects, as we do in North Louisiana.

Matt Olney

Okay, that’s helpful, Drake. And then what about the growth profile of BT Holdings? Any color on what type of growth we’ve seen over the last few quarters? As you think about the next few years, what’s the expected growth from BT, and of course kind of breaking that out between the DFW market and their legacy East Texas market?

Drake Mills

Yes, and I’ll start off with pro forma. It looks like we’ll be able to see that low double digit growth combined. They’ve somewhat plateaued. As you can imagine, the efficiency ratio they were operating under, with multiple hats for people to wear on each side of the bank, and especially production, and how they manage their relationships has certainly slowed that down. This gives them the opportunity to accelerate their growth and focus on their clients and to be able to potentially even bring back clients. They’ve had a strategy to push off clients as they outgrew the bank. That’s opportunity for us to go back and see if we can reignite some of those relationships.

But if you look at their--what they expect for ’22, you’ll see some mid single-digit growth and then, for ’23, upper single-digit growth. And I certainly think we can enhance that and give them support and the ability to expand those relationships. So, I’m very comfortable saying from a performance standpoint that we will see low double digit organic growth.

Matt Olney

Okay. Drake, you were a little choppy toward the end there. I think you said, on a combined basis, you expect low double digit growth of the two institutions. Is that right?

Origin Bancorp Announcement

Thursday, February 24th, 2022, 11:00 AM Eastern

4

Drake Mills

And again, Matt, it’s very frustrating. This is a big day for us and BT Holdings, and I apologize for the technical issues. But again, feel very comfortable that you’re going to see that low double digit growth organically.

And the great thing about this opportunity with Origin and BT Holdings is the fact that we’re not changing the company profile. We’re not changing the strategies we have in place. We have a new market now. And we have exceptional leadership in that market, and they have exceptional people behind that market to support it. So, this is just accelerating what we’re doing in Houston and being able to give them support to do the things they need to do in those markets.

Matt Olney

Okay. And then, Drake, I guess if you add on $2 billion of assets in the portfolio, it looks like you’re going to be right around $10 billion of assets. In my forecast, I just kind of rolled through the organic growth this year. I’ve got you above $10 billion of assets by year-end. But in reading that presentation, it looks like you’ve got plans to stay below that threshold. Any more color you could give us on kind of the strategies of staying below that at the year-end?

Drake Mills

Matt, we’re fortunate. This management team launched a $10 billion project last year, I’ve mentioned it on our calls before, without the real knowledge of us being successful with this transaction. So, we are down the road understanding the impact of everything from Durbin, the expense of add-ons. I’m very pleased with what that looks like going into that situation. But we do feel that we have multiple levers to pull to remix the balance sheet to manage going over $10 billion.

This is going to be a day in time for us. When you look at opportunities from the standpoint--and I’m just going to say we have $500 or $600 million in let’s say deposits that we can push off and bring back in if we desire to do that to keep us under that mark. So, we’re planning a 2024 $10 billion cross, and think that we can be successful with that.

Matt Olney

Okay, sounds good.

Drake Mills

I’m sorry, in twenty--.

Matt Olney

--Thank you.

Drake Mills

Okay. Thank you.

Operator

The next question is from Brad Milsaps of Piper Sandler. Please go ahead.

Brad Milsaps

Hey, good morning, guys. Am I coming through okay?

Drake Mills

Yes, Brad. And again, apologize for you folks that we’re having technical problems, but I think we’ve got them solved now.

Origin Bancorp Announcement

Thursday, February 24th, 2022, 11:00 AM Eastern

5

Brad Milsaps

Hey, it’s no problem, can hear you guys great. Just kind of wanted to maybe follow up on a couple of Matt’s questions. It looks like BT earned somewhere around $25.5 million last year. You guys have them pegged at earning 29 and change in 2023. Presumably, there was some PPP income in the ’21 numbers. Just kind of curious if you can kind of help bridge kind of the jump between the two. What are you assuming in terms of rate increases and how asset sensitive is BT’s balance sheet? I assume they are given that half the book is C&I.

Drake Mills

Yes. They have--where it’s a 9% impact on us, they have significant floors. They did an awesome job, a better job than we did, of managing their floors and kind of protecting themselves on the downside. They need a full 50 basis points to get over floors. Matter of fact, I think they’re at 53 basis points, so it’s about a 1% impact for them.

But obviously, as we get through that, they are asset sensitive. I think 72% or 73% of their rate loans are floating rate loans, so a little bit more asset sensitive than we are once they get past the floors and enjoy some of the upside.

Steve Brolly

Hey, Brad, can you hear me? Steve.

Brad Milsaps

I can. Hey, Steve.

Steve Brolly

So, when Drake says 100 basis points, up 1.1, that’s correct. If you go up 200 basis points, that’s 4.4. So, you can tell that they definitely have a lot of floors. But after that 100 basis points, it starts getting back to normal.

Brad Milsaps

Okay, great. Great, thank you. And then just on the loan growth outlook at BT, Drake, are there some participations or can you size what you might be able to bring back onto the balance sheet sort of sooner rather than later, or is it more a situation where you’ve got to kind of go back to these customers with the bigger balance sheet, more products, etc., and kind of re-win that business?

Drake Mills

Yes, I think the opportunity for BTH is to continue doing what they’re doing. They have what I think is very good growth projections for ’22 and ’23. Those will be opportunities, once we get everything closed, to be able to go back and hopefully, as you say, win some of that business back. I just see that as opportunity that we’re not baking into the model from a growth perspective.

Brad Milsaps

Okay. And then just final question for me for Steve. I think in the appendix you alluded to accretable yield income of about $4.9 million in ’23. How much of that are you going to have in total and sort of how to think about how that kind of comes through in years beyond ’23?

Steve Brolly

So, in total 17.5, and the next numbers are going to be pretax. So, 2022, about 3.5 million; ’23 6.2 pretax; 2024 is about 4.4; 2025 2.6; 2026 about 0.8. And total is 17.5.

Origin Bancorp Announcement

Thursday, February 24th, 2022, 11:00 AM Eastern

6

Brad Milsaps

Got it. Great. Thank you very much.

Drake Mills

Thank you, Brad.

Operator

The next question is from Brady Gailey of KBW. Please go ahead.

Brady Gailey

Hey, thanks. Good morning, guys.

Drake Mills

Good morning.

Brady Gailey

So, I just want to start on the loan balances at BTH. It looks like over the last couple of years they’ve been kind of flat to down a little bit. I know the years before that they saw some great growth. But any commentary on kind of the last two years of loan balances at BTH?

Drake Mills

Yes. I would summarize that question from the standpoint of looking at it as them a plateauing with the capacity they had. And it’s been awesome getting to know Lori and Jay both and their strategies and understanding how they managed this bank from an efficiency perspective, and did just what I think is an incredible job.

And when you look at how they operated the institution and how people wore multiple hats and how they managed their client base and also how they outgrew customers, they just hit a plateau. And that has no influence at all on their ability to grow. I think it was just a factor of--it’s like Jay said, their efficiency created some opportunity costs. And in fact, that’s exactly what happened.

So, this is why this is a perfect opportunity for not only us but for them. And I think that the way we focus on growth, organic growth, and the way they have shown in the past that we’ll get back on track and see some pretty strong growth.

Brady Gailey

All right. And then I know in mergers like this, sometimes when you put the two companies together there’s a segment of the target’s loan portfolio that can be kind of--the decision to strategically shrink it can be made. Is there any kind of strategic exits you want to make from the target’s loan portfolio, or are you happy with what you have there?

Drake Mills

Very happy with what we have there. Outside of a $65 million mortgage warehouse, a portfolio that was used to offset low investment yields, we’re extremely happy with what they have.

Brady Gailey

Okay. Then I was looking through the history of the company, and I noticed in 2015 they had it looks like an equity injection of about $45 million, 2017 it looks like they raised another $47 million of equity. Can you just talk to us a little bit about the shareholder base there? Is this mostly retail or is there any institutional or private equity investors involved?

Origin Bancorp Announcement

Thursday, February 24th, 2022, 11:00 AM Eastern

7

Drake Mills

It’s all retail. They had a, as they say, fresh and unique approach to how they managed their equity. They created opportunities for deposit holders and relationships and customers to participate in their debt and their equity, and did, again, an outstanding job of creating value beyond just the capital. So, it’s all retail.

Brady Gailey

Okay. Then lastly for me, Drake, just a little color on how this deal came about. I would think a target like this, especially of this size, there would have been a lot of people that would’ve loved to have had this franchise. So, maybe just a little history on was this privately negotiated, was this an auction? How did you guys meet? What’s the story behind this merger?

Drake Mills

Well, if you have a minute, it’s pretty interesting, because I would say three years ago had the opportunity to visit with Bob Dyer on the phone, and asked could I come over and visit with him about--just conversation about the two companies. And unfortunately, Bob was sick with cancer and we never got that opportunity. And from there, always looked at this franchise, just because of the geographic fit and the way it was managed, as an opportunity.

And lo and behold, a relationship of ours, Derek McGee, is from Henderson, Texas, which is right in their backyard. And they were having a conversation, is the way I understand it, and Derek highly recommended a conversation. So, I called Jay and Lori quite some time ago and asked them could we just meet in Dallas and visit. And I walked out of that meeting just beside myself that this was exactly the fit and the type of people and the opportunity that we needed.

And I want to say to all the analysts and anybody listening that we stayed disciplined. We had opportunities and we walked away from opportunities because they weren’t cultural fits. This got off the ground and the opportunity was presented because, first, we determined this was a cultural fit.

We spent a lot of time with them, social time, time talking about plans and future and what it looked like, and it was just amazing how--and I would just have to summarize this deal as one of my friends told me. It’s not complicated and it makes all the sense in the world, and that’s how it came about. And from there, it was a private deal. We had exclusivity, and was very pleased that opportunity.

Brady Gailey

All right, great. Thanks for the color, guys, and congrats.

Drake Mills

Thank you.

Operator

The next question is from Kevin Fitzsimmons of D.A. Davidson. Please go ahead.

Kevin Fitzsimmons

Hey, good morning, guys.

Origin Bancorp Announcement

Thursday, February 24th, 2022, 11:00 AM Eastern

8

Drake Mills

Good morning, Kevin.

Kevin Fitzsimmons

Drake, at the outset, you described the timeline from the IPO and how you all kind of did exactly what you said you were going to, and then this kind of culminated in this--being in a position to execute opportunistic M&A transactions such as this one. So, obviously, I would think you’re going to be very focused on integrating this and getting this fully buttoned up and working together.

But can you describe beyond that what your outlook and your strategy is going to be M&A wise? Will you be kind of looking opportunistically at any of these interstate corridors between DFW and Houston or further fill in along I-20, or was this such a special case that you wouldn’t say this is the start of a new phase but just a--given the organic loan growth that you have just lying in front of you, I’m just curious how you’re thinking about M&A.

Drake Mills

Well, I want to restate what I said early on. This doesn’t change the structure of this company. It doesn’t change our strategies. We are an organic grower. We’ve found a partner. And I think the competitive advantage of this company versus maybe other opportunities is that we are geographic in everything we do. All we did was pick up great partners that are coming on this team. They have a market to run. They have all the opportunity to grow and be a significant part of this company.

So, that was opportunistic M&A. And we are going to focus on--and I would tell you that, as I’ve tried to communicate the best I could through the last couple of years, we are going to be disciplined. We are going to do the things that make sense for us. And outside of that, we don’t have to have an M&A deal.

So, this was an opportunity. It was a perfect fit. And I’m going to say the word perfect because it absolutely is. We have nicknamed this deal the unicorn, and it truly is because you just don’t find people and facilities like this. So, as we move through consolidating this company, getting people comfortable with who we are, solidifying the new market and getting those people comfortable with how things will be done, certainly our eyes and ears will be open to another opportunity if it presents itself.

But I will say that we are focused on this for the time being. We certainly have holes in the footprint in Texas that we would love to maybe fill. But right now, this is the prize, and I just don’t think there’s another one out there like it. But, yes, we will be opportunistic if there’s an opportunity.

Kevin Fitzsimmons

Okay, great. Thank you. And just in terms of the timing, I know that’s a pretty broad spectrum of saying the second half of the year, and I understand why you have to do that. It’s hard to be certain. But is it fair to say this is probably--would you peg like early fourth quarter type of timing, if you were to give your best guess?

Drake Mills

Yes. Unfortunately, we’re prisoners to a conversion date. And I would say that conversion date at best will probably be early fourth quarter. We want to make sure that all our employees and customers are comfortable and we have a lot of things settled before we go into that.

Origin Bancorp Announcement

Thursday, February 24th, 2022, 11:00 AM Eastern

9

So, I think what we’ll find out here in the next week or so is that the earliest opportunity will be early fourth quarter for a conversion date. We hope that we might be able to speed that up, but we’re going to operate these two banks under the holding company. And they’re going to do their thing, we’re going to do our thing, and hope that we can get an early fourth quarter deal done.

Kevin Fitzsimmons

Okay, great. And one last question. I know a lot of the accretion is based on the cost saves and combining the balance sheet, and revenue synergies aren’t assumed or modeled. But can you speak of, are there any opportunities that excite you, whether it’s from mortgage warehouse or treasury or from life insurance, which you guys have been--or insurance, P&C insurance, that you’ve been active in that excite you?

Drake Mills

Yes. And by the way, Kevin, you know I’m a little too transparent for things. I said early fourth quarter, and they’re passing me notes that it’s late third quarter. And I said, okay, we’re talking about a week or two here, but we still think that’s in that area.

But I do believe that talking to both Lori and Jay, this is their market to run. They will build it the way they feel that they desire to build it. But there are opportunities for mortgage. They are excited about MLOs in their markets. There is insurance opportunities. We want to expand our insurance footprint there. Certainly the market’s ripe to be able to do an agency acquisition. And then we have enhanced treasury management that we think we can add to their products and services that will significantly impact our treasury management holdings. So, I think there’s significant opportunity.

Kevin Fitzsimmons

Okay, great. Thanks very much, guys.

Drake Mills

Thank you, Kevin.

Operator

The next question is from William Wallace from Raymond James. Please go ahead.

William Wallace

Thanks. Hey, Drake, I hope you’re well. Thank you for all the color on this acquisition. I wanted to just circle back to two areas for clarity as far as the modeling goes. First, and I apologize if you gave this specifically, but how many rate hikes are you assuming in the model for the 2023 earnings assumption for BTH?

Drake Mills

We did not assume any rate hikes in the model.

Origin Bancorp Announcement

Thursday, February 24th, 2022, 11:00 AM Eastern

10

William Wallace

Okay. Okay, thanks. And then on the $10 billion threshold, so I appreciate that you guys have began the process of thinking about crossing $10 billion this year or last year. I would assume that that timeline was probably a couple to four years later than it’s going to be now.

We have seen that the regulatory burden has oftentimes resulted in increased expenses from either or both some systems investment to be able to better slice and dice loan portfolios at a more granular level, and then also just from personnel--non-production personnel to just keep up with all of the demand. So, in the modeling, should we assume that there would be some pull-forward of costs on the Origin side, or is using--that consensus number that you guys used in the slide deck, is that, do you feel, an appropriate estimate to use?

Drake Mills

Yes. When you look at where we are today--and, Wally, you hit the nail on the head because I had a 30 month planning period to go from $7.5 to $10 billion. And we were well on our way in that period, assembling our teams and putting things together. And I’m going to give you probably something that I shouldn’t give you, but I’m going to because we’ve done a lot of work around--the attorneys are going nuts right now. But we’ve done a lot of work around the impact, and I’m really pleased where we are.

But if you look at interchange, a Durbin amendment impact, if you look at a FAST impact, and you look at a BT Holdings’ Durbin amendment impact and you look at basically swap margin and capital requirements, you look at oversight costs and the CFPB--and by the way, I’m the guy that’s contacted the CFPB and tried to build a relationship that they tell me I can’t do, but I’m going to try anyway. But anyway, if you look at all that, I’m pretty much looking at an impact--after-tax impact of about $6.5 to $7 million all-in. That’s the labor that we think we need. Now, we have been busy. And actually, last year--this year in our budget that we provided ramps up some of the compliance and audit needs that we have.

But what’s neat about this transaction that we’re looking at today is that they have people that can fit into our model and help us in this process. Now, we still need some finance accounting support. That’s not a whole lot, but it’s baked into that number. So, I hope they can give you some insight in what we think from a projection standpoint will be the overall impact to us into 2024 we get there.

William Wallace

And that $6.5 to $7 million after-tax, that includes Durbin as well, or that’s just expense?

Drake Mills

It does. And I’m just going to tell you, we are projecting about a $4.5 million Durbin impact, and for them about $0.5 million Durbin impact. So, that’s in that number.

William Wallace

And that’s pretax though, right?

Drake Mills

Yes.

William Wallace

I think you gave that in the slide.

Drake Mills

Yes.

Origin Bancorp Announcement

Thursday, February 24th, 2022, 11:00 AM Eastern

11

William Wallace

Okay. Okay, great. Thank you for that additional color. And as always, I appreciate your willingness to give the lawyers some heartburn, so thank you. I’ll step back.

Drake Mills

Yes, they’re kicking me. I’m bruised up a little bit. But thank you, Wally.

William Wallace

You’re welcome.

Operator

Again, if you have a question, please press star than one. The next question is a follow-up from Matt Olney of Stephens. Please go ahead.

Matt Olney

Yes. Thanks for the follow-up. Just want to circle back on credit quality. And on slide 14, you gave us a nice view of the due diligence, of what you reviewed and some of the summary findings. Within the credit mark, I think it was around $27 million, any more color you can give us on that, any loan types that have more mark than others, whether it’s energy or COVID sensitive names, just anything to speak of there?

Jim Crotwell

No, not really. This is Jim. When we went through the mark and went through the portfolio, I just want to go back and reiterate we’re very, very pleased with the composition of the portfolio, particularly the C&I component of the portfolio. One of the things that we had to kind of work through as we went through was looking at their reserve under the previous allowance model and under CECL. So, as we went through that process, I will just tell you, from a risk rating perspective we were very, very much aligned, and we felt really good about the mark. Obviously, when you’re going through that process, you’re going to be conservative.

But again, we matched up very, very well. We were able to review 71% of the portfolio during our due diligence, and we did focus on some key areas. And I was very pleased that, again, 71% all-in, just to give you a little bit of an idea, any credit 500 and greater we had an 80% penetration; credits a million dollars and greater, 88% review. Obviously, we reviewed 100% of all their classifieds. And from a sector perspective, their energy portfolio, we looked at about 88% of that portfolio.

Going down the list of some of the ones that you know that we have been focused on from an impact of COVID, such as hotels, assisted living, restaurant, and nonessential, all of those range from around 70% up to 100% penetration in all of those identified sectors. Office, we looked at 78%. So, just to give you feel about the scope of the work that we did during the due diligence period and the outcomes of that.

One of the other aspects that we looked at, what our combined portfolios look like from a credit quality standpoint; very, very pleased in that regard as well. That looks good on all fronts. They have done a remarkable job over the last, I’d say, 12 to 18 months to address some very limited credit issues they had, and just did a great job of working through those and resolving those issues.

So, with that, I’ll turn it back over to Drake.

Origin Bancorp Announcement

Thursday, February 24th, 2022, 11:00 AM Eastern

12

Drake Mills

Hey, Matt. I will go back to answer the end of that question, because when you look at the mark and the $27 million, there weren’t specific industry concentrations in that mark. It was a COVID impact, an energy credit, a service credit from the standpoint of in the house building. So, there wasn’t a specific industry. It was--and the good thing about those mark credits is these were relationships they’ve had. So, we felt very good about where they were and think that this is a conservative mark.

Matt Olney

Okay. That’s great. Thanks for the color there. And just a few more questions around modeling. Do you guys happen to have what the average loan yields were for BT in the fourth quarter? I’m trying to get a clean number.

Drake Mills

Yes, it’s 390. I think it’s three--excuse me, four--I’m about to pull this number out before Steve grabs it. I think it’s 410 or 415.

Steve Brolly

Loan yield’s 424 for them for the fourth quarter, and we were 383. So, combine that, weighted average is 391.

Matt Olney

And Steve, does that 424 include the PPP impact for BT? And if so, how much would that be, would you guess?

Steve Brolly

That does. I know that their PPP loans are a total of about $27 million. So, if you take the 27 times 1%, they didn’t have as many forgiven as we did as a percentage. So, if you take that, it’s like 2.5% of the 26 million.

Matt Olney

Okay. And then on the deposit side, I think you mentioned there could be $500 million of deposits that could run off just temporarily toward the end of the year. Any more color on kind of what that could be? Is that the Origin side or the BT side? And are those higher cost deposits? Just trying to appreciate how to forecast something like that in my model. Thanks.

Drake Mills

Yes, that’s all of the Origin side between Promontory and some large municipal accounts we have. And we also have a relationship from a brokerage standpoint--or from Origin’s perspective that, when you total all those opportunities, the push off for a couple of days, it won’t impact earnings and it won’t impact yield or NIM.

Matt Olney

Yes. Okay. Okay, guys, that’s all for me. Congratulations again.

Drake Mills

Matt, thank you very much.

Origin Bancorp Announcement

Thursday, February 24th, 2022, 11:00 AM Eastern

13

Operator

This concludes our question and answer session. I would like to turn the conference back over to Drake Mills for closing remarks.

CONCLUSION

Drake Mills

Okay. Thank everyone for this opportunity to present today. This is a big, big day for Origin, and I know it’s a big day for BT Holdings. We have found a real partner that’s going to create a tremendous amount of value for this company; unbelievable people they have. I’m pleased that we stayed as disciplined as we said we were. I’m pleased that we did exactly what we said we would do.

And I’m also pleased that our first deal as a public company is a Texas franchise that has a tremendous amount of heritage and value. So, again, thank you for this opportunity. And for most of you, you have my cell number. If there’s additional questions, I’ll be ready to visit with you. Again, many thanks.

Operator

The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

Origin Bancorp Announcement

Thursday, February 24th, 2022, 11:00 AM Eastern

14